Law Office of

Christopher Olander & Associates LLC

Attorney At Law	12407 Garrison Forest Road
Management Consulting	Owings Mills, Maryland 21117
410-363-3274 (office)
309-406-1207 (fax)
443-854-3040 (cell)

June 5, 2007

Via EDGAR and Federal Express

Mark P. Shuman

Branch Chief

    and

Jay Ingram

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avatech Solutions, Inc.

Registration Statement on Form S-1

Filed on February 2, 2007

Commission File No. 333-140418

Gentlemen:

Filed contemporaneously herewith, via EDGAR, is Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of Avatech Solutions, Inc. (the “Company”). We have also sent to Mr. Ingram, by overnight delivery service, a copy of this letter and a copy of the Amendment marked to show changes to the Registration Statement effectuated by the Amendment.

The following indicates the changes made to the Registration Statement in response to your comment letter dated March 1, 2007, with the paragraph numbers corresponding to the paragraph numbers in the comment letter:

1. We have added two paragraphs following the first paragraph under “Selling Stockholders,” page 3, in response to this comment. All material terms regarding the private placement have been disclosed.

2. We have indicated the individual who has voting and dispositive power regarding the shares to be offered by Sigma Capital Advisors, LLC.

3. We have deleted any reference to the creation of short positions in the common stock in connection with the offering. Short sales of the common stock will not be effectuated by any of the selling stockholders.

4. In reliance upon Rule 430C, we have provided only the undertaking contained in Item 512(g)(2) of Regulation S-K.

5. In a separate filing, the Company amended its Form 10-K report for the year ended June 30, 2006 to provide the requested changes to the material regarding controls and procedures.

Assuming no further comments are deemed necessary by the Commission’s staff, the Company will request that effectiveness of the Registration Statement be accelerated. At that time, Lawrence Rychlak, Executive Vice President and Chief Financial Officer of the Company, will make an acceleration request and provide the acknowledgments set forth in the Commission’s comment letter.

Please do not hesitate to contact the undersigned if you have any questions or desire any additional information.

Sincerely,

/s/ Christopher Olander
Christopher Olander